SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 546th MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 4, 2008

On July 4, 2008, at 2:00 (two) p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05.477 -000, the five hundred and forty-sixth (546th) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Chief Executive Officer José Carlos Grubisich, the Officer Mauricio Ferro, as well as Mr. Nelson Raso and Ms. Marcella Menezes Fagundes, were also present. The Chairman of the Board of Directors Mr. Pedro Augusto Ribeiro Novis, presided the meeting and Ms. Marcella Menezes Fagundes, acted as secretary. AGENDA: I) Subjects for Deliberation: The following deliberations were unanimously taken: a) Change in the Administration: (i) to take knowledge of the resignation letter hereby presented by the Chief Executive Officer, José Carlos Grubisich Filho, and to elect Mr. BERNARDO AFONSO DE ALMEIDA GRADIN, Brazilian, married, civil engineer, bearer of Identity Card RG No. 1.832.123 SSP/BA, enrolled in the Individual Taxpayers’ Register (CPF/MF) under No. 316.183.245 -00, resident and domiciled in the City of Salvador, State of Bahia, with business address for service of process, notices and summons at Avenida das Nações Unidas, 4777, 1st, 2nd, 3rd and 4th floors, Alto de Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05477-000. The Officer appointed herein submitted a written statement, for purposes of the provisions in article 37, item II, of Law No. 8934 of November 18, 1994, as amended by Law No. 10194, of February 14, 2001, according to the provisions of paragraph 1 of article 147, of Law No. 6404 of December 15, 1976, that he is not prevented by a special law, nor was he sentenced by a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, against the welfare, public faith or property, or criminal penalty, which would prohibit, even if temporarily, his access to public offices, having also submitted, pursuant to the provisions in CVM Rulings Nos. 358, dated January 3, 2002, and 367, dated May 29, 2002, written statements according to the terms of such Rulings, which were filed at the Company’s headquarters. On that occasion, the members of the Board of Directors registered their votes of thanks to the Chief Executive Officer for his dedication and relevant contribution to the Company during his term of office; and (ii) to authorize the calling of an Extraordinary General Meeting to resolve on the change in the composition of the Board of Directors of the Company, it being incumbent on the Chairman of the Board of Directors to define the date and time of the Meeting, which are to be disclosed through publication of the respective call notice pursuant to law. II) Subjects for Acknowledgment: Nothing to register. III) Subjects of Interest of the Company: Nothing to register. IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, July 4, 2008. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Marcella Menezes Fagundes – Secretary; Alvaro Fernandes da Cunha Filho – Vice Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Arão Dias Tisser; Edmundo José Correia Aires; Francisco Pais; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Mauro Metrau Carneiro da Cunha and Newton Sergio de Souza].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413.1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, n° 309, 13° andar - CEP 20071-003 - Tel. (21) 2216.1515 - Fax (21) 2223.0476
Salvador/BA - Av. Prof Magalhães Neto, n°1856, sl 1101 - CEP 41810.012 - Tel. (71) 3271.2044 - Fax (71) 3341 2860
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3576 9000 – Fax (11) 3023 0416

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.